U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number	000-54758
CUSIP	Applied For

(Check One):     X . Form 10-K and Form 10-KSB       .. Form 20-F       . Form 11-K       . Form 10-Q and Form 10-QSB

      . Form N-SAR

For Period Ended:  December 31, 2013

      .

Transition Report on Form 10-K

      .

Transition Report on Form 20-F

      .

Transition Report on Form 11-K

      .

Transition Report on Form 10-Q

      .

Transition Report on Form N-SAR

For the Transition Period Ended: __________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

Part I - Registrant Information

Full Name of Registrant:

Environmental Science and Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

300 Brickstone Sq., St. 201

City, State and Zip Code:

Andover, MA 01810

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X .	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

.	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company was unable to file its Annual Report on Form 10-K for the year ended December 31, 2013 within the prescribed time period because it has not yet been able to complete the audit of its 2013 financial statements.  The Company intends to file its Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Michael Faris	603	378-0809
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes  X . No      .

On June 23, 2013, the registrant ceased to be a “shell company” within the meaning of applicable securities laws. Up until such date, the registrant had no business operations. Since the registrant had no business operations during the year ended December 31, 2012, the registrant does not believe that a comparison of the current period to the comparable prior period would be meaningful.

Environmental Science and Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By /s/Michael Rosa
Name: Michael Rosa
Title: CE0

2